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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13D/A
                                ==============
                              (Amendment No. 6)
                  Under the Securities Exchange Act of 1934*

                                  MESA INC.
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                              (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                 590911 10 3
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                                (CUSIP Number)

                                Boone Pickens
                        2001 Ross Avenue, Suite 2600
                             Dallas, Texas  75201
                                (214) 969-2200
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               April 28, 1994
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           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: This statement also constitutes a filing of a Statement on Schedule 13D of Fayez S. Sarofim and John L. Cox.

CUSIP No. 590911 10 3

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     (1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
          above Persons

          BOONE PICKENS
          ###-##-####
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     (2)  Check the Appropriate Box if a Member of a Group

          (a).................................................  -----
                                                                  X
          (b).................................................  -----
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     (3)  SEC Use Only


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     (4)  Source of Funds

               PF, 00
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     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)
                                                                    X
                                                                  -----
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     (6)  Citizenship or Place of Organization

          United States Citizen
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 Number of    (7)  Sole Voting Power            4,397,626 Shares
Shares Bene-  --------------------------------------------------------------
 ficially     (8)  Shared Voting Power              -0-
 Owned by     --------------------------------------------------------------
Each Report-  (9)  Sole Dispositive Power       4,397,626 Shares
ing Person    --------------------------------------------------------------
   With      (10)  Shares Dispositive Power         -0-
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    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

               4,397,626 Shares
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    (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    X
                                                                  -----
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    (13)  Percent of Class Represented by Amount in Row (11)

               6.9%
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    (14)  Type of Reporting Person (See Instructions)  IN

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
CUSIP No. 590911 10 3

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     (1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
          above Persons

          FAYEZ S. SAROFIM
          ###-##-####
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     (2)  Check the Appropriate Box if a Member of a Group

          (a).................................................  -----
                                                                  X
          (b).................................................  -----
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     (3)  SEC Use Only


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     (4)  Source of Funds

               PF
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     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)
                                                                    X
                                                                  -----
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     (6)  Citizenship or Place of Organization

          United States Citizen
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 Number of    (7)  Sole Voting Power            1,400,000 Shares
Shares Bene-  --------------------------------------------------------------
 ficially     (8)  Shared Voting Power              -0-
 Owned by     --------------------------------------------------------------
Each Report-  (9)  Sole Dispositive Power       1,400,000 Shares
ing Person    --------------------------------------------------------------
   With      (10)  Shares Dispositive Power         -0-
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    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

               1,400,000 Shares
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    (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                  -----
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    (13)  Percent of Class Represented by Amount in Row (11)

               2.2%
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    (14)  Type of Reporting Person (See Instructions)  PN

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
CUSIP No. 590911 10 3

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     (1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
          above Persons

          JOHN L. COX
          ###-##-####
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     (2)  Check the Appropriate Box if a Member of a Group

          (a).................................................  -----
                                                                  X
          (b).................................................  -----
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     (3)  SEC Use Only


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     (4)  Source of Funds

               PF
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     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)
                                                                    X
                                                                  -----
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     (6)  Citizenship or Place of Organization

          United States Citizen
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 Number of    (7)  Sole Voting Power            1,025,000 Shares
Shares Bene-  --------------------------------------------------------------
 ficially     (8)  Shared Voting Power              -0-
 Owned by     --------------------------------------------------------------
Each Report-  (9)  Sole Dispositive Power       1,025,000 Shares
ing Person    --------------------------------------------------------------
   With      (10)  Shares Dispositive Power         -0-
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    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

               1,025,000 Shares
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    (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                  -----
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    (13)  Percent of Class Represented by Amount in Row (11)

               1.6%
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    (14)  Type of Reporting Person (See Instructions)  PN

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
     Boone Pickens, an individual residing in Dallas County, Texas, hereby amends and supplements his Statement on Schedule 13D as originally filed on November 11, 1992 and as amended through Amendment No. 5 thereto filed April
6, 1994 (as amended, the "Original Statement"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of MESA Inc., a Texas corporation ("Mesa"). This Statement also constitutes the initial filing of a Statement on Schedule 13D by each of Fayez S. Sarofim and John L. Cox, whom together with Mr. Pickens may be deemed to be members of a group for purposes of filing this Statement. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

Item 2.  Identity and Background.
- ---------------------------------

     Item 2 of the Original Statement is hereby amended and supplemented as follows:

     In addition to Mr. Pickens (see the Original Statement), this statement is being filed by (i) Mr. Sarofim, whose business address is Two Houston Center, Suite 2907, Houston, Texas 77010, and (ii) Mr. Cox, whose business address is 400 W. Wall, 4th Floor, Midland, Texas 79701. Messrs. Sarofim and Cox are citizens of the United States of America. Mr. Sarofim is the chairman of the board and president of Fayez Sarofim & Co., an investment advisor. Mr. Cox is an independent oil operator. Mr. Sarofim is also a member of the Board of Directors of Mesa.

     During the last five years, neither Mr. Sarofim nor Mr. Cox has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
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     Item 3 of the Original Statement is hereby amended and supplemented as follows:

     Prior to the purchase described in the next paragraph, Mr. Sarofim owned 400,000 shares of Common Stock, which he acquired with personal funds, and Mr. Cox owned 25,000 shares of Common Stock, which he acquired with personal funds.

     In connection with an underwritten public offering by Mesa of 15,000,000 shares of Common Stock (plus shares subject to an underwriters' over-allotment option) pursuant to a Registration Statement on Form S-3 (Registration No. 033-52625), the underwriters reserved to be offered to each of Messrs. Pickens, Sarofim and Cox 1,000,000 of the shares offered (3,000,000 shares for such persons in the aggregate). Each such person, severally, purchased 1,000,000 shares in the offering, which was consummated on April 28, 1994. To acquire their shares, Messrs. Sarofim and Cox used personal funds. Pursuant to two loan agreements entered into on April 19, 1994 (the "Loan Agreements"), each of Mr. Sarofim and Mr. Cox loaned Mr. Pickens 50% (an aggregate of 100%) of the amount of funds used by him to purchase the 1,000,000 shares of Common Stock so purchased by him. Borrowings under the Loan Agreements will mature two years after funding, bear interest (which is due at maturity) at the prime rate and are unsecured.

     In separate letter agreements (the "Lock-up Agreements"), each of Mr. Pickens, Mr. Sarofim and Mr. Cox has, severally, agreed that he will not, without the prior written consent of Merrill Lynch & Co. (the lead underwriter for the offering), offer, sell or otherwise dispose of any shares of Common Stock or securities convertible into, or exercisable for, Common Stock for a period of 120 days after April 21, 1994, subject to certain exceptions.

     The foregoing is a summary of the Loan Agreements and the Lock-up Agreements, copies of the forms of which have been filed as Exhibits 5, 6 and 7 hereto and incorporated by reference herein; such summary is qualified by, and subject to, the more complete information contained in such agreements.

Item 4.  Purpose of Transaction.
- --------------------------------

     Item 4 of the Original Statement is hereby amended and supplemented as follows:

     Each of Mr. Sarofim and Mr. Cox acquired the shares of Common Stock held by him for investment. In addition, by virtue of the fact that Mr. Sarofim is also a director of Mesa, Mr. Sarofim may be deemed to be an affiliate of Mesa and may be able to exert influence or control over the management and policies of Mesa.

     Each of Mr. Sarofim and Mr. Cox reserves the right to acquire beneficial ownership of additional shares of Common Stock from time to time in the future, directly or indirectly, by open market purchase or otherwise, and to dispose of all or a portion of his holdings of Common Stock.

     Each of Mr. Sarofim and Mr. Cox intends to review on a regular basis his investment in Common Stock, the securities markets and general economic and industry conditions. Each of Mr. Sarofim and Mr. Cox reserves the right to act in respect of his investment in Common Stock in accordance with his best judgment in light of the circumstances existing at the time.

Item 5.  Interest in Securities of the Issuer.
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     Item 5 of the Original Statement is hereby amended and supplemented as follows:

     As of April 28, 1994, (i) Mr. Pickens beneficially owns 4,397,626 shares of Common Stock (approximately 6.9% of the 63,484,609 shares of Common Stock deemed to be outstanding, including the 722,500 shares Mr. Pickens has a right to acquire within 60 days pursuant to employee stock options), (ii) Mr. Sarofim beneficially owns 1,400,000 shares (approximately 2.2% of the outstanding shares) and (iii) Mr. Cox beneficially owns 1,025,000 shares (approximately 1.6% of the outstanding shares). Each such person has sole voting power and sole dispositive power with respect to the outstanding shares beneficially owned by him.

     By virtue of the arrangements described herein, Mr. Pickens, Mr. Sarofim and Mr. Cox may be considered to be a "group" for purposes of filing this Statement. Such persons, in the aggregate, beneficially own 6,822,626 shares of Common Stock (approximately 10.7% of the 63,484,609 shares of Common Stock deemed to be outstanding, including the 722,500 shares Mr. Pickens has a right to acquire within 60 days pursuant to employee stock options).

     Mr. Pickens, Mr. Sarofim and Mr. Cox each disclaim (i) the existence of such a group and (ii) beneficial ownership of the shares owned by the other such persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
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     Item 6 of the Original Statement is hereby supplemented as follows:

     The information set forth in Item 3 with respect to the Loan Agreements and the Lock-up Agreements is incorporated herein by reference.

     Mr. Pickens, Mr. Sarofim and Mr. Cox have entered into a Joint Filing Agreement regarding the filing of this Statement and subsequent amendments. A copy of such Joint Filing Agreement is attached hereto as Exhibit 8 and is incorporated herein by reference in its entirety.

Item 7.  Material to be filed as Exhibits.
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     Item 7 of the Original Statement is hereby supplemented as follows:

          Exhibit 5.  Form of Loan Agreement between Mr. Sarofim and Mr.
                      Pickens

          Exhibit 6.  Form of Loan Agreement between Mr. Cox and Mr. Pickens

          Exhibit 7.  Form of Lock-Up Agreement

          Exhibit 8. Joint Filing Agreement dated April 28, 1994 between Mr. Pickens, Mr. Sarofim and Mr. Cox

                                  SIGNATURE
                                  =========

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 28, 1994
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                                          /s/ Boone Pickens
                                          ----------------------------------
                                          Boone Pickens

                                  SIGNATURE
                                  =========

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 28, 1994
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                                          /s/ Fayez S. Sarofim
                                          ----------------------------------
                                          Fayez S. Sarofim

                                  SIGNATURE
                                  =========

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 28, 1994
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                                          /s/ John L. Cox
                                          ----------------------------------
                                          John L. Cox